Exhibit 99.2


                           PERDIGAO OPENS ITS CURITIBA
                               DISTRIBUTION CENTER

 The new DC has been built by a pool of investors and begins operations with an entirely outsourced logistics system



         On November 8 2004, PERDIGAO unveils its new CURITIBA DISTRIBUTION CENTER, one of the largest and most modern in the Company. The DC is the fruit of a new partnership model in which the construction of the installations and the logistics are outsourced according to PERDIGAO's own conditions and specifications. The principal benefit is that the Company avoids investment in buildings and equipment, allocating resources preferentially to areas that are core to its business such as increased output and the development of new products.

         The DC was built by CRM Logistica, a pool of investors from the state of Parana at a cost of R$ 12.5 million. Fribalog, also based in Parana, will be responsible for operating the new center, the first module of which comes on stream immediately with five thousand pallet bins and a capacity to handle 10,000 tons/month of chilled and frozen products. The new center will significantly reduce time taken in loading, unloading, separation of orders and delivery thanks to the use of state of the art technology.

         The center will consolidate the operations of two other distribution centers operating in Parana -- one in Curitiba dedicated exclusively to Perdigao branded products, and the other in Sao Jose dos Pinhais, which handles the Batavo line. Thanks to the new investment, the Company will now be able to capture additional synergies and further improve the response time in supplying its approximately ten thousand statewide customers, says Supply Chain Director, Wlademir Paravisi. The center will operate a fleet of 70 vehicles responsible for 30,000 deliveries per month including loading and unloading.

         According to Paravisi, the Curitiba DC will be linked to major hub DCs at Videira (SC), Marau (RS) and Rio Verde (GO). Eventually, it will be used to store seasonal products, thus accelerating the delivery of supplies to points of sale at times of seasonally driven spikes in demand.




For further information please access www.perdigao.com.br/ri/eng